ROYCE VALUE TRUST, INC.

At the 2013 Special Meeting of Stockholders held on September 5, 2013, the following votes were cast in favor of, cast against, abstained from voting or were uninstructed on the following proposals:

Proposal	For	Withhold	Abstain	Uninstructed
1. To consider and vote upon a proposal to contribute approximately $100 million of Royce Value Trust, Inc.'s ("Value Trust") assets to Royce Global Value Trust, Inc., a newly-organized, diversified, closed-end management investment company, and to distribute to Value Trust common stockholders shares of common stock of Royce Global Value Trust, Inc.	33,980,953	5,055,935	814,781	2,899,147

2.  To consider and vote upon a proposal to amend an investment restriction of Value Trust, which currently states that Value Trust may not “[u]nderwrite the securities of other issuers, or invest in restricted securities unless such securities are redeemable shares issued by money market funds registered under the [Investment Company Act of 1940, as amended],” to state that Value Trust may not “[u]nderwrite the securities of other issuers, except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933, as amended, in selling portfolio securities and in connection with mergers, acquisitions, spin-off transactions and other reorganization transactions involving the Fund."
	33,852,593	5,016,674	982,403	2,899,147

At the 2013 Annual Meeting of Stockholders held on September 25, 2013, the Fund's stockholders elected four Directors, consisting of:

	Votes For	Votes Withheld
W. Whitney George	55,528,349	2,580,304
Arthur S. Mehlman	55,868,110	2,240,543
Patricia W. Chadwick	55,423,639	2,685,014
David L. Meister	55,424,206	2,684,447